                                  SCHEDULE "B"

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         The Board of Directors of the Corporation (the BOARD) recognizes that good corporate governance is of fundamental importance to the success of the Corporation. The Corporation's governance practices are the responsibility of the Board and the Board has delegated some of its responsibilities to develop and monitor the Corporation's governance practices to the Corporate Governance Committee. The Board has developed corporate governance policies and procedures which are monitored and reviewed on a continuous basis.

         On June 30, 2005, the Canadian Securities Administrators (CSA) adopted rules regarding corporate governance best practices and amendments to the rules relating to audit committees, through the implementation of National Instrument 58-101 - DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES (NI 58-101), National Policy 58-201 - CORPORATE GOVERNANCE GUIDELINES (NP 58-201) and amendments to Multilateral Instrument 52-110 - AUDIT COMMITTEES (MI 52-110). NI 58-101 and NP 58-201 replaced the Toronto Stock Exchange's disclosure requirement and guidelines. This Statement of Corporate Governance Practices has been prepared in accordance with Form 58-101F1 and has been approved by the Corporate
Governance Committee and the Board. The Board has determined that the Corporation's governance practices are generally aligned with the practices and guidelines set out in NI 58-101 and NP 58-201.

-------------------------------------------------------------------------------
1.   BOARD OF DIRECTORS
-------------------------------------------------------------------------------

     (a)   DISCLOSE THE IDENTITY OF DIRECTORS WHO ARE INDEPENDENT.

           NP 58-201 provides that a board of directors should have a majority of independent directors. MI 52-110 provides that an "independent director" is one who has no direct or indirect material relationship with the issuer. A "material relationship" is a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a director's independent judgement.

           The Board, with the assistance of the Corporate Governance Committee and counsel to the Corporation, is responsible for determining whether or not each director is "independent". To carry out this determination, all relationships with the Corporation, its subsidiaries and affiliates are reviewed. To assist the Board in its determination, all directors complete a detailed questionnaire which includes disclosure of any material interest and business relationships with the Corporation, its subsidiaries and affiliates, and his or her shareholdings in the Corporation.

           Each of R. Donald Fullerton, Martin J.G. Glynn, Brent D. Kinney, Holger Kluge, Eva L. Kwok, Wayne E. Shaw and William Shurniak are independent.

-------------------------------------------------------------------------------

     (b) DISCLOSE THE IDENTITY OF DIRECTORS WHO ARE NOT INDEPENDENT, AND DESCRIBE THE BASIS FOR THAT TERMINATION.

           Victor T.K. Li, Canning K.N. Fok, Poh Chan Koh, and Frank J. Sixt are not "independent" within the meaning of NI 58-101 because they are executive officers of affiliates of the Corporation's principal shareholders. Stanley T.L Kwok is not independent because a company in which he is the principal shareholder received more than $75,000 in direct compensation from the Corporation during a 12 month period within the last three years. John C.S. Lau is not independent as he is President & Chief Executive Officer of the Corporation.

           To assist the Board in its determination of independence of each of the directors, all directors annually complete a detailed questionnaire about their business and charitable relationships and shareholdings.

-------------------------------------------------------------------------------

     (c) DISCLOSE WHETHER OR NOT A MAJORITY OF DIRECTORS ARE INDEPENDENT. IF A MAJORITY OF DIRECTORS ARE NOT INDEPENDENT, DESCRIBE WHAT THE BOARD OF DIRECTORS DOES TO FACILITATE ITS EXERCISE OF INDEPENDENT JUDGMENT IN CARRYING OUT ITS RESPONSIBILITIES.

           Of the 13 proposed nominees for election to the Board the majority (seven) are "independent" under NI 58-101.

-------------------------------------------------------------------------------

     (d) IF A DIRECTOR IS PRESENTLY A DIRECTOR OF ANY OTHER ISSUER THAT IS A REPORTING ISSUER (OR THE EQUIVALENT) IN A JURISDICTION OR FOREIGN JURISDICTION, IDENTIFY BOTH THE DIRECTOR AND THE OTHER ISSUER.

           The other directorships which the Corporation's directors hold in other reporting issuers, or the equivalent in foreign jurisdictions, is set out at pages 9 and 10 of this Circular.

-------------------------------------------------------------------------------

     (e) DISCLOSE WHETHER OR NOT THE INDEPENDENT DIRECTORS HOLD REGULARLY SCHEDULED MEETINGS AT WHICH NON-INDEPENDENT DIRECTORS AND MEMBERS OF MANAGEMENT ARE NOT IN ATTENDANCE. IF THE INDEPENDENT DIRECTORS HOLD SUCH MEETINGS, DISCLOSE THE NUMBER OF MEETINGS HELD SINCE THE BEGINNING OF THE ISSUER'S MOST RECENTLY COMPLETED FINANCIAL YEAR. IF THE INDEPENDENT DIRECTORS DO NOT HOLD SUCH MEETINGS, DESCRIBE WHAT THE BOARD DOES TO FACILITATE OPEN AND CANDID DISCUSSION AMONG ITS INDEPENDENT DIRECTORS.

           During three of the four Board meetings held during 2006 a portion of each such meeting was held without management present. In addition, all or a portion of 9 of the 11 Committee meetings in 2006 were held without management present. Although five of the six non-independent directors are not independent under NP 58-201 because, as described above, they are executive officers of affiliates of the Corporation's principal shareholders or otherwise, the Board is of the view that those directors exercise independent judgment in the Corporation's best interests in the same way as the independent directors do. Accordingly, the in-camera sessions of the non-management directors is a forum for open and candid discussions. In addition, the independent directors also met twice in 2006 without management and the non-independent directors being present.

           The Board deals with conflicts in accordance with the provisions of the BUSINESS CORPORATIONS ACT (Alberta), the Corporation's governing statute, which require a director who is a party to a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation, or is a director or an officer of such a party, to disclose the nature and extent of the director's interest and abstain from any discussion and approval thereof.

-------------------------------------------------------------------------------

     (f) DISCLOSE WHETHER OR NOT THE CHAIR OF THE BOARD IS AN INDEPENDENT DIRECTOR. IF THE BOARD HAS A CHAIR OR LEAD DIRECTOR WHO IS AN INDEPENDENT DIRECTOR, DISCLOSE THE IDENTITY OF THE INDEPENDENT CHAIR OR LEAD DIRECTOR, AND DESCRIBE HIS OR HER ROLE AND RESPONSIBILITIES. IF THE BOARD HAS NEITHER A CHAIR NOR A LEAD DIRECTOR THAT IS INDEPENDENT, DESCRIBE WHAT THE BOARD DOES TO PROVIDE LEADERSHIP FOR ITS INDEPENDENT DIRECTORS.

           The Board has appointed Co-Chairs of the Board, each of whom is not "independent" under NI 58 -101 as each is an executive officer of affiliates of the Corporation's principal shareholders. Although not independent under NP
58-201 the Board is of the view that the Co-Chairs exercise independent judgment in the Corporation's best interests in the same way as the independent directors do.

           The principal responsibilities of the Co-Chairs include overseeing the Board's effectiveness and efficiency, the general management of the Board and its processes, the maintenance of the Board's independence from management, and the general administration of the Board's relationship with the President & Chief Executive Officer and the other senior officers of the Corporation.

           The Co-Chairs communicate regularly with Board members and provide feedback to the President & Chief Executive Officer on behalf of the Board and/or individual directors. In addition, the Co-Chairs work with the President & Chief Executive Officer and the Corporate Secretary in setting Board meeting schedules and agendas.

-------------------------------------------------------------------------------

     (g) DISCLOSE THE ATTENDANCE RECORD OF EACH DIRECTOR FOR ALL BOARD MEETINGS HELD SINCE THE BEGINNING OF THE ISSUER'S MOST RECE

           The following table summarizes the meetings of the Board and its Committees held during 2006 and the attendance of the individual directors of the Corporation at such meetings.

                                     MEETINGS OF THE BOARD AND COMMITTEES

-------------------------------------------------------------------------------------------------------------------------
                                                                                  HEALTH, SAFETY
                                                                                        AND             CORPORATE
  DIRECTOR                    BOARD              AUDIT          COMPENSATION        ENVIRONMENT         GOVERNANCE
-------------------------------------------------------------------------------------------------------------------------
  Victor T.K. Li          3/4 (Co-Chair)            -                 -                   -                  -
  Canning K.N. Fok        4/4 (Co-Chair)            -             2/2 (Chair)             -                  -
  R. Donald Fullerton          4/4              5/5 (Chair)           -                   -                  -
  Martin J.G. Glynn            4/4                 5/5                -                   -                  -
  Brent D. Kinney              4/4                  -                 -                  0/2                 -
  Holger Kluge                 4/4                  -                2/2              2/2 (Chair)        4/4 (Chair)
  Poh Chan Koh                 4/4                  -                 -                   -                  -
  Eva L. Kwok                  4/4                  -                2/2                  -                 4/4
  Stanley T.L. Kwok            4/4                  -                 -                  2/2                 -
  John C.S. Lau                4/4                  -                 -                   -                  -
  Wayne E. Shaw                4/4                 5/5                -                   -                 4/4
  William Shurniak             4/4                  -                 -                   -                  -
  Frank J. Sixt                4/4                  -                2/2                  -                  -
-------------------------------------------------------------------------------------------------------------------------

  The Board's Mandate provides a target of 100% for attendance at Board and committee meetings.

-------------------------------------------------------------------------------
2.   BOARD MANDATE
-------------------------------------------------------------------------------
DISCLOSE THE TEXT OF THE BOARD'S WRITTEN MANDATE. IF THE BOARD DOES NOT HAVE A WRITTEN MANDATE, DESCRIBE HOW THE BOARD DELINEATES ITS ROLE AND RESPONSIBILITIES

     The Board's Mandate, setting out its duties and responsibilities, is attached to this Schedule "B" as Appendix "1". The Board as a whole annually reviews its Mandate.

-------------------------------------------------------------------------------
3.   POSITION DESCRIPTIONS
-------------------------------------------------------------------------------

     (a) DISCLOSE WHETHER OR NOT THE BOARD HAS DEVELOPED WRITTEN POSITION DESCRIPTIONS FOR THE CHAIR AND THE CHAIR OF EACH BOARD COMMITTEE. IF THE BOARD HAS NOT DEVELOPED WRITTEN POSITION DESCRIPTIONS FOR THE CHAIR AND/OR THE CHAIR OF EACH BOARD COMMITTEE, BRIEFLY DESCRIBE HOW THE BOARD DELINEATES THE ROLE AND RESPONSIBILITIES OF EACH SUCH PERSON.

           The Board has adopted written Duties and Responsibilities for the Co-Chairs and the Chair of each Board Committee. The Duties and Responsibilities provide that the Co-Chairs act as chief administrative officers of the Board and, have the responsibilities described above under 1(f).

           The Duties and Responsibilities of the Co-Chairs and the Chair of each Board Committee are reviewed annually.

           The Duties and Responsibilities of the Chair of each Board Committee provide that the Chair is responsible for ensuring that the written mandate of the Committee for which he or she serves as Chair is adhered to and that the objectives of each Committee are accomplished.

           Copies of the Duties and Responsibilities for the Co-Chairs and the Chair of each Board Committee can be found on the Corporation's website at www.huskyenergy.ca.

-------------------------------------------------------------------------------

     (b) DISCLOSE WHETHER OR NOT THE BOARD AND CEO HAVE DEVELOPED A WRITTEN POSITION DESCRIPTION FOR THE CEO. IF THE BOARD AND CEO HAVE NOT DEVELOPED SUCH A POSITION DESCRIPTION, BRIEFLY DESCRIBE HOW THE BOARD DELINEATES THE ROLE AND RESPONSIBILITIES OF THE CEO.

           The Board has adopted Duties and Responsibilities for the President & Chief Executive Officer pursuant to which the Board has delegated to the President & Chief Executive Officer the authority to manage and supervise the business of the Corporation, including the making of all decisions regarding the Corporation's operations that are not specifically reserved to the Board under the Board's Mandate. The President & Chief Executive Officer is responsible for meeting the annual corporate objectives of the Corporation which are consistent with the Corporation's overall strategic plan and budget. The Board has also approved the President & Chief Executive Officer's specific discretionary authority.

           A copy of the Duties and  Responsibilities for the President & Chief
Executive   Officer   can  be   found   on   the   Corporation's   website   at
www.huskyenergy.ca.


-------------------------------------------------------------------------------
4.   ORIENTATION AND CONTINUING EDUCATION
-------------------------------------------------------------------------------

     (a) BRIEFLY DESCRIBE WHAT MEASURES THE BOARD TAKES TO ORIENT NEW DIRECTORS REGARDING:

           (i)    THE ROLE OF THE BOARD, ITS COMMITTEES AND ITS DIRECTORS, AND

           (ii)   THE NATURE AND OPERATION OF THE ISSUER'S BUSINESS.

           The Corporation has established and maintains an orientation program for new directors which includes briefings with senior management, copies of current statutory and operational reports and if desired, site visits to corporate facilities. In addition, all directors receive a Board Handbook containing, among other things, the Board's Mandate, the articles and by-laws of the Corporation, an organization chart of the Corporation and its subsidiaries, corporate fact sheets, strategic plan, list of Committees and Committee Charters and various corporate policies.

           New directors are provided with substantial reference material pertaining to the Corporation, its strategic focus, financial and operating history, corporate governance practices and corporate vision, the role, duties and responsibilities of the Board, its Committees and the directors and other background information.

-------------------------------------------------------------------------------

     (b) BRIEFLY DESCRIBE WHAT MEASURES, IF ANY, THE BOARD TAKES TO PROVIDE CONTINUING EDUCATION FOR ITS DIRECTORS. IF THE BOARD DOES NOT PROVIDE CONTINUING EDUCATION, DESCRIBE HOW THE BOARD ENSURES THAT ITS DIRECTORS MAINTAIN THE SKILL AND KNOWLEDGE NECESSARY TO MEET THEIR OBLIGATIONS AS DIRECTORS.

           Information sessions for all directors are held regularly on topics relating to significant aspects of the Corporation's business and operations, including the legal, regulatory and industry requirements and environment in which the Corporation operates. The Corporate Governance Committee reviews information on governance and legal topics that may be of interest to directors and if appropriate, invites external experts to make presentations to the Board on specified subjects. In addition, to foster the Board's continuing familiarity with corporate matters on an ongoing basis, senior officers of the Corporation attend portions of Board meetings to report on their respective business activities.

-------------------------------------------------------------------------------
5.   ETHICAL BUSINESS CONDUCT
-------------------------------------------------------------------------------

     (a) DISCLOSE WHETHER OR NOT THE BOARD HAS ADOPTED A WRITTEN CODE FOR THE DIRECTORS, OFFICERS AND EMPLOYEES. IF THE BOARD HAS ADOPTED A WRITTEN CODE:

           (i)    DISCLOSE  HOW A PERSON OR  COMPANY  MAY  OBTAIN A COPY OF THE
                  CODE;

           (ii) DESCRIBE HOW THE BOARD MONITORS COMPLIANCE WITH ITS CODE, OR IF THE BOARD DOES NOT MONITOR COMPLIANCE, EXPLAIN WHETHER AND HOW THE BOARD SATISFIES ITSELF REGARDING COMPLIANCE WITH ITS CODE; AND

           (iii) PROVIDE A CROSS-REFERENCE TO ANY MATERIAL CHANGE REPORT FILED SINCE THE BEGINNING OF THE ISSUER'S MOST RECENTLY COMPLETED FINANCIAL YEAR THAT PERTAINS TO ANY CONDUCT OF A DIRECTOR OR EXECUTIVE OFFICER THAT CONSTITUTES A DEPARTURE FROM THE CODE.

           The Corporation has a Code of Business Conduct that is applicable to all directors, officers and employees of the Corporation. A copy of the Code of Business Conduct can be found on the Corporation's website at www.huskyenergy.ca and at www.sedar.com. Pursuant to this Code, among other things, management is expected to manage the Corporation (and the Board is expected to oversee management) in a manner that enhances shareholder value, consistent with the highest level of integrity and with the law. The Board, through the Audit Committee, monitors compliance with the Code, and is responsible for granting compliance waivers to directors and officers. No such waivers were requested by or granted to any directors or officers in 2006.

-------------------------------------------------------------------------------

     (B) DESCRIBE ANY STEPS THE BOARD TAKES TO ENSURE DIRECTORS EXERCISE INDEPENDENT JUDGMENT IN CONSIDERING TRANSACTIONS AND AGREEMENTS IN RESPECT OF WHICH A DIRECTOR OR EXECUTIVE OFFICER HAS A MATERIAL INTEREST.

           Any transactions or agreements in respect of which a director or an officer has a material interest are specifically mandated to be dealt with by the Corporation's Corporate Governance Committee. The Corporate Governance Committee reviews such transactions or agreements to ensure they reflect market practice and are in the best interests of the Corporation. Any recommendations or advice pertaining to a specific matter is then communicated to the Co-Chairs and the Board.

-------------------------------------------------------------------------------
     (c) DESCRIBE ANY OTHER STEPS THE BOARD TAKES TO ENCOURAGE AND PROMOTE A CULTURE OF ETHICAL BUSINESS CONDUCT.

           The Board's responsibilities are governed by (i) the BUSINESS CORPORATIONS ACT (Alberta), (ii) the Corporation's articles and by-laws, (iii) the Board Mandate, (iv) the Corporation's Code of Business Conduct, (v) the Corporation's Corporate Communications Disclosure and Insider Trading/Reporting Policy, (vii) the Charter of each of the Board Committees and (vii) other corporate policies and applicable laws.

           The Corporation's Corporate Communications Disclosure and Insider Trading/Reporting Policy governs the conduct of all directors, officers and employees pertaining to the disclosure of material information about the business and affairs of the Corporation and the trading in the Corporation's securities.

-------------------------------------------------------------------------------
6.   NOMINATION OF DIRECTORS
-------------------------------------------------------------------------------

     (a) DESCRIBE THE PROCESS BY WHICH THE BOARD IDENTIFIES NEW CANDIDATES FOR BOARD NOMINATION.

           The Board has constituted a Corporate Governance Committee which is responsible for periodically reviewing the composition and the criteria regarding the composition of the Board and its Committees. New nominees to the Board are proposed by the Corporate Governance Committee to the Co-Chairs and, thereafter, for presentation to the full Board for approval. As part of this process the Corporate Governance Committee consults with the Co-Chairs and uses a skills matrix based on broad criteria regarding personal qualifications of candidates for Board membership, such as background, business, board and international experience, technical skills (financial, legal, human resources) and personal characteristics, including integrity, judgment and communication skills. The Corporate Governance Committee maintains a list of potential director candidates and reviews recommendations from other directors and management and determines whether to add a new candidate's name to the list.

-------------------------------------------------------------------------------

     (b)   DISCLOSE  WHETHER  OR  NOT  THE  BOARD  HAS A  NOMINATING  COMMITTEE
           COMPOSED ENTIRELY OF INDEPENDENT DIRECTORS. IF THE BOARD DOES NOT HAVE A NOMINATING COMMITTEE COMPOSED ENTIRELY OF INDEPENDENT DIRECTORS, DESCRIBE WHAT STEPS THE BOARD TAKES TO ENCOURAGE AN OBJECTIVE NOMINATION PROCESS.

           The Board does not have a separate nominating committee as this function is performed by the Board's Corporate Governance Committee. All of the members of the Corporate Governance Committee are independent directors.

-------------------------------------------------------------------------------

     (c)   IF   THE   BOARD   HAS  A   NOMINATING   COMMITTEE,   DESCRIBE   THE
           RESPONSIBILITIES, POWERS AND OPERATION OF THE NOMINATING COMMITTEE.

           The Board does not have a separate nominating committee. The responsibilities and powers of the Corporate Governance Committee include identifying and proposing to the Co-Chairs new nominees to the Board as required. The process by which the Corporate Governance Committee identifies new candidates for board nomination is described under 6(a) above. A copy of the Terms of Reference of the Corporate Governance Committee can be found on the Corporation's website at www.huskyenergy.ca.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
7.   COMPENSATION
-------------------------------------------------------------------------------

     (a) DESCRIBE THE PROCESS BY WHICH THE BOARD DETERMINES THE COMPENSATION FOR THE ISSUER'S DIRECTORS AND OFFICERS.

           The Corporate Governance Committee reviews periodically the compensation paid to directors. In assessing compensation the Corporate Governance Committee reviews external surveys and other third party information pertaining to compensation paid by the Corporation's industry peers to their directors. The Corporate Governance Committee strives to set the cash compensation paid to the Corporation's directors at the median of that paid by other senior integrated oil and gas companies.

           Effective January 1, 2007 the directors will receive annual retainers for serving on the Board, committees of the Board and for serving as a Chair of any Board Committee as compensation for their activities as directors of the Corporation and are entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the Board and any Committees of the Board. See "Executive Compensation - Compensation of Directors" at pages 10 and 11 of this Circular for information on the cash compensation received by the directors in 2006. The directors, other than the President & Chief Executive Officer of the Corporation, are not eligible to participate in the Corporation's Incentive Stock Option Plan.

           The base salary of the President & Chief Executive Officer, and of each of the other executive officers, is determined by the Compensation Committee based on the level of responsibility and the experience of the individual, the relative importance of the position to the Corporation and the performance of the individual over time. The Compensation Committee considers that a competitive base salary for all employees of the Corporation is a key factor in achieving and maintaining the Corporation's desired competitive positioning in the oil and gas industry. See the "Compensation Committee Report" on pages 15 to 17 of this Circular.

-------------------------------------------------------------------------------

     (b) DISCLOSE WHETHER OR NOT THE BOARD HAS A COMPENSATION COMMITTEE COMPOSED DIRECTLY OF INDEPENDENT DIRECTORS. IF THE BOARD DOES NOT HAVE A COMPENSATION COMMITTEE COMPOSED ENTIRELY OF INDEPENDENT DIRECTORS AND OFFICERS, DESCRIBE WHAT STEPS THE BOARD TAKES TO ENSURE AN OBJECTIVE PROCESS FOR DETERMINING SUCH COMPENSATION.

           The Board's Compensation Committee is comprised of two independent directors and two non-independent directors. The two non-independent directors are not part of management but rather have been categorized as non-independent because they are executive officers of affiliates of the Corporation's principal shareholders. The Board does not believe that the two non-independent directors in any way compromise the objective process for determining the compensation of the President & Chief Executive Officer, the senior executive officers or the general compensation programs for the Corporation.

-------------------------------------------------------------------------------

     (c)   IF  THE   BOARD  HAS  A   COMPENSATION   COMMITTEE,   DESCRIBE   THE
           RESPONSIBILITIES,   POWERS  AND   OPERATION   OF  THE   COMPENSATION
           COMMITTEE.

           The  duties  and   responsibilities  of  the  Board's   Compensation
Committee are as follows:

           1. to establish industry benchmarks and comparables for the Corporation's approach to compensation and to determine the salary and benefits of the President & Chief Executive Officer, subject to the terms of any existing contractual arrangements;

           2. on the recommendation of the President & Chief Executive Officer, to determine:

                (a) the general compensation structure and policies and programs for the Corporation; and

                (b)     the salary and benefit levels for the senior officers;

           3. to review the Corporation's stock option plan and authorize its use, and to determine the number of options, and the terms thereof, that may be issued under the plan during any particular period and to issue or authorize the issuance of such options in accordance with the plan;

           4. to review and make recommendations to the Board on issues that arise in relation to any employment contracts in force from time to time to time;

           5. to review annually all other benefit programs for salaried personnel;

           6.   to  review  and  approve  severance   arrangements  for  senior
                officers;

           7.   to  deliver  the annual  report to  shareholders  on  executive
                compensation   required  to  be  included  in  the   management
                information circular for the annual meeting;

           8. to annually review and report to the Board on the effectiveness from a corporate governance point of view, of the organizational structure and succession planning processes of the Corporation;

           9. to review and monitor the overall employment environment of the Corporation; and

           10. to establish industry benchmarks and comparables for the Corporation's approval to compensation.

-------------------------------------------------------------------------------

     (d) IF A COMPENSATION COMMITTEE CONSULTANT OR ADVISOR HAS, AT ANY TIME SINCE THE BEGINNING OF THE ISSUER'S MOST RECENTLY COMPLETED
           FINANCIAL YEAR, BEEN RETAINED TO ASSIST IN DETERMINING THE COMPENSATION FOR ANY OF THE ISSUER'S DIRECTORS AND OFFICERS, DISCLOSE THE IDENTITY OF THE CONSULTANT OR ADVISOR AND BRIEFLY SUMMARIZE THE MANDATE FOR WHICH THEY HAVE BEEN RETAINED. IF THE CONSULTANT OR ADVISOR HAS BEEN RETAINED TO PERFORM ANY OTHER WORK FOR THE ISSUER, STATE THE FACT AND BRIEFLY DESCRIBE THE NATURE OF THE WORK.

          The Corporation retained Towers Perrin and Hamilton Hall Soles/Ray & Berndtson during its most recently completed financial year to assist in determining the compensation for the Corporation's directors and officers. The Compensation Committee reviewed the reports of Towers Perrin and Hamilton Hall Soles/Ray & Berndtson in making its decisions on base salary for executives.

          Towers Perrin also provided actuarial services to the Corporation in 2006 related to the Corporation's defined benefits plan as well as administrative support for these services. The Corporation also subscribed to the various compensation surveys completed by Towers Perrin in 2006. Hamilton Hall Soles/Ray & Berndtson also provided executive search services to the Corporation in 2006.

          The Corporation paid Towers Perrin and Hamilton Hall Soles/Ray & Berndtson $65,088 and $34,102, respectively, for the services they provided the Corporation in 2006.

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
                                       9


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8.   OTHER BOARD COMMITTEES
-------------------------------------------------------------------------------
IF THE BOARD HAS STANDING COMMITTEES OTHER THAN THE AUDIT, COMPENSATION AND NOMINATING COMMITTEES, IDENTIFY THE COMMITTEES AND DESCRIBE THEIR FUNCTION.

           In addition to the Audit Committee, the Compensation Committee and the Corporate Governance Committee, the Corporation has a Health, Safety and Environment Committee.

           The Health, Safety and Environment Committee is responsible for reviewing and recommending for approval by the Board updates to the health, safety and environmental policy, the development with management and achievement of specific environment objectives and targets, and for monitoring compliance with the Corporation's environmental policy and achievement of environmental objectives and targets.

           The members of each committee and the attendance record at committee meetings is disclosed on pages 5 to 8 of this Circular and on page 3 of this Schedule "B".

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9.   ASSESSMENTS
-------------------------------------------------------------------------------

DISCLOSE WHETHER OR NOT THE BOARD, ITS COMMITTEES AND INDIVIDUAL DIRECTORS ARE REGULARLY ASSESSED WITH RESPECT TO THEIR EFFECTIVENESS AND CONTRIBUTION. IF ASSESSMENTS ARE REGULARLY CONDUCTED, DESCRIBE THE PROCESS USED FOR THE ASSESSMENTS. IF ASSESSMENTS ARE NOT REGULARLY CONDUCTED, DESCRIBE HOW THE BOARD SATISFIES ITSELF THAT THE BOARD, ITS COMMITTEES, AND ITS INDIVIDUAL DIRECTORS ARE PERFORMING EFFECTIVELY.

         The process of assessing Board effectiveness is carried on through an informal process of engagement and dialogue between the Co-Chairs and the individual directors and by a formal process involving the completion of annual surveys by all of the directors. The responses to the annual assessment surveys are reviewed by the Co-Chairs, discussed with the directors, as required and lodged for the record with the Corporate Secretary.

         An informal process of assessing the performance of Board Committees and individual directors is conducted by way of engagement and dialogue between the Co-Chairs, the Board Committee Chairs and individual directors.

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

                                   APPENDIX 1

             MANDATE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS


STEWARDSHIP RESPONSIBILITY
--------------------------

Subject to the Articles and By-laws of Husky Energy Inc. (the "Corporation") and applicable law, the Board of Directors of the Corporation has a stewardship responsibility to:

     1. supervise the management of and to oversee the conduct of the business of the Corporation;

     2. provide leadership and direction to the Chief Executive Officer and management;

     3.   assess the Chief Executive Officer's performance;

     4.   set policies appropriate for the business of the Corporation;

     5.   approve corporate strategies and goals; and

     6.   be  accountable  to  the  Corporation's   shareholders  to  establish
          procedures for good governance and the enhancement of shareholder value.

The day to day management of the business and affairs of the Corporation is delegated by the Board of Directors to the Chief Executive Officer. The Board will give direction and guidance through the Chief Executive Officer to management, assign responsibility to management for achievement of the corporate direction and goals, define limitations of executive authority, and monitor performance against those objectives and executive limitations. The Chief Executive Officer will keep management informed of the Board's evaluation of the senior officers in achieving and complying with goals and policies that can be established.


COMPOSITION OF BOARD OF DIRECTORS
---------------------------------

A.   The Board of Directors shall:

          1.1 before each annual general meeting, recommend nominees to the shareholders for election as directors for the ensuing year;

          2.      immediately following each annual general meeting:

                  (a) appoint an audit committee, a compensation committee, a corporate governance committee and a health, safety and environment committee and appoint the chair, as well as membership, of each committee; and

                  (b) elect Co-Chairs of the Board and establish their duties and responsibilities;

                  (c) approve the mandate, duties and responsibilities of each committee of the Board of Directors from time to time;

                  (d) appoint the Chief Executive Officer of the Corporation, who shall be a member of the Board of Directors, and establish the duties and responsibilities of the Chief Executive Officer; and

                  (e) on the recommendation of the Chief Executive Officer, appoint the senior officers of the Corporation and approve the senior management structure of the Corporation.

B. A principal responsibility of the Co-Chairs of the Board of Directors will be to manage, and act as the chief administrative officers of, the Board of Directors with such duties and responsibilities as the Board may establish from time to time. The Co-Chairs of the Board will be independent of management.

C. The Board of Directors will meet not less than four times during each year and will endeavor to hold one meeting in each quarter. The Board will also meet at any other time at the call of the Co-Chairs of the Board or, subject to the Bylaws of the Corporation, the Chief Executive Officer or any director.

SPECIFIC RESPONSIBILITIES
-------------------------

     The  Board  of   Directors   has  the   following   specific   duties  and
     responsibilities:

     1. Approve, monitor and provide guidance on the strategic planning process. The Chief Executive Officer and the senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Corporation, which are to be reviewed and approved not less than annually by the Board of Directors. The Board will provide guidance to the Chief Executive Officer and senior management team on the Corporation's ongoing strategic plan. The Board will establish annual performance objectives against which to measure corporate and executive performance. Based on the reports from the Chief Executive Officer, the Board will monitor the success of management in implementing the approved strategies and goals;

     2. Identify the principal risks of the Corporation's business and use reasonable steps to ensure the implementation of appropriate systems to manage these risks, and attempting to achieve a proper balance between the risks incurred and the potential return to shareholders;

     3. Delegate to the Chief Executive Officer the authority to manage and supervise the business of the Corporation, including making of all decisions regarding the Corporation's operations that are not specifically reserved to the Board of Directors under the terms of that delegation of authority. Determine what, if any, executive limitations may be required in the exercise of the authority delegated to management, and in this regard approve operational policies within which management will operate;

     4. Take reasonable steps to ensure the Corporation has management of the highest caliber. The Board of Directors will satisfy itself that executive compensation is linked appropriately to corporate performance. This responsibility is carried out primarily through the appointment of the Chief Executive Officer as the Corporation's business leader. The Board will assess, on an ongoing basis, the Chief Executive Officer's performance against criteria and objectives established by the Board from time to time. The Board will also use reasonable steps to ensure that the Chief Executive Officer has in place adequate programs to recruit, retain, develop and assess the performance of senior management;

     5. Keep in place adequate and effective succession plans for the Chief Executive Officer and senior management and review these plans on an annual basis;

     6.   Approve the Corporation's annual financial plans;

     7. Oversee the integrity of the Corporation's internal control and management information systems;

     8. Ensure that the Chief Executive Officer and the senior officers maintain and monitor compliance with the Corporation's Code of Business Conduct by all employees of the Corporation;

     9. Approve the Corporation's communications policy. The Board of Directors will monitor the policies and procedures that are in place to provide for effective and timely communication by the Corporation with its shareholders, the Board and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board. The Board will also monitor the policies and procedures that are in place to maintain a strong, cohesive and positive image of the Corporation with shareholders, the oil and gas industry, governments and the public generally. The Board will put in place the appropriate measures for the receipt of shareholder feedback;

     10. Require that the Board be kept informed of the Corporation's activities and performance and take appropriate action to correct inadequate performance;

     11.  Provide for the  independent  functioning  of the Board of Directors.
          The Board will put in place appropriate procedures to enable the Board to function independently of management at such times as is desirable or necessary through:

          (a) the establishment of regular "in camera sessions" without the Chief Executive Officer and management being present;

          (b)     the  engagement  of  outside  advisers  by  directors  at the
                  Corporation's   expense   subject  to  the  approval  of  the
                  Co-Chairs; and

     12. Require the individual directors to be prepared for each Board of Directors and Committee meeting by having read the reports and background materials provided for the meeting and to maintain an excellent Board of Directors and Committee meeting attendance record (the target is 100%).